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MAR 01 2019
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68896

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bridgewood Advisors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 North Jefferson Street #330
(No. and Street)

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jendrach Accounting and Professional Services, LLC
(Name – *if individual, state last, first, middle name*)

4811 South 76th Street, Suite 415	Greenfield	Wisconsin	53092
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert Jansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bridgewood Advisors, Inc, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARY PUBLIC
RYAN JOSEPH CONDON
STATE OF WISCONSIN

Jendrach Accounting & Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Bridgewood Advisors, Inc.
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of Bridgewood Advisors, Inc. as of December 31, 2018, and the related statements of operation, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Bridgewood Advisors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bridgewood Advisors, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures performed in conjunction with the audit of Bridgewood Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Bridgewood Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jendrach Accounting & Professional Services, LLC

Jendrach Accounting & Professional Services, LLC
Greenfield, Wisconsin
February 20, 2019

BRIDGEWOOD ADVISORS INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS		
Cash	$	99,459
Accounts Receivable		35,746
Prepaid Expenses		6,374
Total Current Assets		141,579
PROPERTY AND EQUIPMENT, NET		6,606
DEPOSITS		2,577
Total Assets	$	150,762

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	9,835
Other Accrued Liabilities		22,907
Total Current Liabilities		32,742
STOCKHOLDERS' EQUITY		118,020
Total Liabilities and Stockholders' Equity	$	150,762

See accompanying Notes to Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Bridgewood Advisors Inc. (the Company) was formed in Wisconsin on April 25, 2011. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is a merger and acquisition advisory firm that specializes in conducting strategic acquisition searches, selling privately held businesses, and divesting non-core corporate divisions and product lines.

Reserves and Custody of Securities

The Company is exempt from the full requirement of SEC Rule 15c3-3 as no customers' funds or securities are held or under the control of the Company.

Accounts Receivable

Accounts receivable are reported at contract value, less an estimate for uncollectible amounts based on experience relative to the population of accounts receivable. As of December 31, 2018, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method for financial reporting purposes and on the accelerated method for income tax purposes. Major expenditures for property and equipment are capitalized between three and seven years. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Income Taxes

The Company, with the consent of its stockholders, has elected to be an S corporation under the Internal Revenue Code (IRC) and similar state law. Instead of paying corporate income taxes, the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

The Company's income tax returns are subject to review and examination by federal and state authorities.

Advertising

Advertising costs are charged to operations when incurred.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated all subsequent events through February 20, 2019, the date these financial statements were issued, for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

Revenue Recognition

The Company generally recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the price is fixed or determinable, and collectability is reasonably assured. Revenue and cost of each deliverable are recognized upon satisfaction of all conditions under the sales arrangement for such deliverable, provided no significant contractual obligations remain and collection of the related receivable is reasonably assured.

Long-Lived Assets

The Company evaluates long-lived assets, including property, plant, and equipment for impairment whenever facts and circumstances indicate that the carrying value of the assets may not be recoverable. If impairment has occurred, the asset is written down to its estimated fair value and the impairment is recognized as a loss against current operations. There was no change in the carrying amount of long-lived assets during 2018.

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital and required net capital were $66,717 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.4907 to 1.

NOTE 3 STOCKHOLDERS' EQUITY

Stockholders' equity consists of the following:

	Amount
Common Stock	$ 20
Additional Paid-In Capital	117,980
Retained Earnings	20
Total	$ 118,020

Common stock consists of 9,000 shares authorized; 2,000 shares issued and outstanding at $0.01 par value.

NOTE 4 PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	Amount
Furniture	$ 8,700
Office Equipment	7,461
Computers and Software	22,463
Leasehold Improvements	10,261
Less: Accumulated Depreciation	(42,279)
Total	$ 6,606

Depreciation for the year ended December 31, 2018 amounted to $2,783.

NOTE 5 EMPLOYEE BENEFITS

The Company has a 401(k) Profit Sharing Plan and Trust (the 401(k) Plan) for the benefit of its employees. The 401(k) Plan is available to all employees who have attained 21 years of age and who have completed one year of service to the Company. The 401(k) Plan allows for employee deferrals of annual salary, an employer safe-harbor contribution of not less than 3% of participants' compensation, and a discretionary employer contribution as determined annually. The Company's safe harbor and profit sharing contributions for the year ended December 31, 2018 were $1,538 and $86,676, respectively.

The company has a Cash Balance Plan and Trust (the Cash Balance Plan) available to certain employees who have attained 21 years of age and who have completed one year of service to the Company. Annually, the Company is required to contribute an actuarially determined amount to the plan sufficient to fund the benefits provided under the Cash Balance Plan. Contributions vary based on such factors as the covered participants' ages and the trust's investment gains and losses. Participants become fully vested after providing three years of vesting service to the Company.

NOTE 5 EMPLOYEE BENEFITS (CONTINUED)

The Company contribution for the year ended December 31, 2018 totaled $118,100 and is included in payroll and related expenses on the statement of income. At December 31, 2018, the remaining contribution accrual totaled $17,600 and is included in other accrued liabilities on the statement of financial condition.

NOTE 6 CONCENTRATIONS

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

NOTE 7 OPERATING LEASE

Office space is leased under an operating lease agreement that expires December 2021. Total office lease expense was $25,567 for the year ended December 31, 2018. Future minimum office lease payments as of December 31, 2018 are as follows:

Year Ending December 31,	Amount
2019	21,120
2020	21,540
2021	21,984
Total	$ 64,644

BRIDGEWOOD ADVISORS INC
FORM SIPC-7
YEAR ENDED DECEMBER 31, 2018

AGGREGATE INDEBTEDNESS		
Accounts Payable	$	9,835
Accrued Expenses		22,907
Total Aggregate Indebtedness		32,742
Minimum Required Net Capital (6 2/3% of Aggregate Indebtedness)		2,183
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer		5,000
Computation of Basic Net Capital Requirement		
Stockholders' Equity		118,020
Deductions:		
Receivables		(35,746)
Prepaid Expenses		(6,374)
Property and Equipment		(6,606)
Other Assets		(2,577)
Net Capital		66,717
Net Capital Requirement (Minimum)		5,000
Capital in Excess of Minimum Requirement	$	61,717
Ratio of Aggregate Indebtedness to Net Capital		0.4907 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Bridgewood Advisors Inc. is Exempt from Rule 15c3-3 under the Provision of Rule 15c3-3(k)(2)(i).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Bridgewood Advisors Inc. is Exempt from Rule 15c3-3 under the Provision of Rule 15c3-3(k)(2)(i).

Bridgewood Advisors Inc
December 31, 2018
Auditor Reconciliation of Net Capital and Aggregate indebtedness

There were no material differences between net capital or aggregate indebtedness as computed herein and the amount in the corresponding computation prepared by Bridgewood Advisors Inc. and included in the Company's unaudited FOCUS report as of December 31, 2018.

Jendrach Accounting & Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, WI 53220

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Shareholders of Bridgewood Advisors, Inc.,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Bridgewood Advisors, Inc, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bridgewood Advisors, Inc's compliance with the applicable instructions of Form SIPC-7. Bridgewood Advisors, Inc's management is responsible for Bridgewood Advisors, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (SIPC -6 and SIPC -7), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jendrach Accounting & Professional Services, LLC.

Jendrach Accounting and Professional Services, LLC

Greenfield, Wisconsin

Jendrach Accounting & Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Bridgewood Advisors Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Bridgewood Advisors Inc. identified the following provisions of 17 C.F.R. §15c3-3(k)(2)(i) under which Bridgewood Advisors Inc claimed an exemption from 17 C.F.R. §240.15c3-3 and Bridgewood Advisors Inc. stated that Bridgewood Advisors Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bridgewood Advisors Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bridgewood Advisors Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jendrach Accounting & Professional Services, LLC.

Greenfield, Wisconsin

February 20, 2019

SEC Mail Processing

MAR 01 2019

Washington, DC

Bridgewood Advisors

126 N. JEFFERSON ST., SUITE 330
MILWAUKEE, WISCONSIN 53202
414.434.7510 p 414.434.7520 f
BRIDGEWOODADVISORS.COM

Bridgewood Advisors Inc.
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(d):

- Bridgewood Advisors, Inc. is a broker/dealer registered with the SEC and FINRA
- Bridgewood Advisors, Inc. claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2018
- Bridgewood Advisors, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:
    - The Firm will not hold customer funds or safe-keep customer securities.
- Bridgewood Advisors, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception
- Bridgewood Advisors, Inc. has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2018

The above statement is true and correct to the best of my and the Firm's knowledge.

Robert Jansen

Signed:
Name: Robert Jansen